UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                            GENERAL COMPONENTS, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    36938Q103
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                                 (CUSIP Number)

MITCHELL S. NUSSBAUM, ESQ., LOEB & LOEB LLP, 345 PARK AVENUE, NEW YORK, NY 10154
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 24, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. 36938Q103                  13D                       Page 2 of 6 Pages
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SIMON MU
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3      SEC USE ONLY

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4      SOURCE OF FUNDS*

       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)
                                                                             |_|
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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       NEVADA
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                         7      SOLE VOTING POWER

NUMBER OF                       5,399,818
SHARES                   -------------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER
OWNED BY
EACH                            N/A
REPORTING                -------------------------------------------------------
PERSON                   9      SOLE DISPOSITIVE POWER
WITH
                                5,399,818
                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                N/A
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,399,818
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       21.60%
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14     TYPE OF REPORTING PERSON*

       IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


Item 1.     Security and Issuer.

            This statement relates to the common stock, par value $.001 per share ("Common Stock"), of General Components, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive office is Suite 2021, 20/F, Two Pacific Place, 88 Queensway, Hong Kong.

Item 2.     Identity and Background.

            (a) This Schedule 13D is filed by Simon Mu, individually, and as the President of General Components, Inc..

            (b) Mr. Mu's business address is Suite 2021, 20/F, Two Pacific Place, 88 Queensway, Hong Kong.

            (c) Mr. Mu is in the business of developing and marketing broadband technology and related network equipment.

            (d) During the past five years, Mr. Mu has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) During the past five years, Mr. Mu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Mu is a citizen of the United States.

Item 3.     Source and Amount of Funds and Other Consideration.

      5,399,818 of shares of Common Stock were issued to Mr. Mu by the Company in exchange for the transfer and assignment of 3,500,000 shares of common stock of General Components, Inc., a corporation limited by shares under the laws of the Cayman Islands ("GCI Cayman"), pursuant to the terms of a Share Exchange Agreement, dated September 24, 2004. A copy of such agreement is attached hereto as an exhibit.

Item 4.     Purpose of Transaction.

      Mr. Mu acquired the shares pursuant to the Share Exchange Agreement. The purpose of the acquisition and the exchange was for the Company to obtain 100% ownership of GCI Cayman, which has business operations in China and the United States.

      Other than as set forth below, Mr. Mu does not have any plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

                                                               Page 4 of 6 Pages


(g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

      Mr. Mu, in his capacity as President and as a director of the Company, intends to effect a recapitalization of the Company pursuant to which 20,000,000 shares of the Company's outstanding Common Stock will be exchanged for 10,000,000 shares of the Company's Preferred Stock. Further, the Company will pay a dividend, in shares to the remainder of the stockholders holding 5,000,000 shares of the Company's Common Stock. The dividend will be provide one additional share of Common Stock to each stockholder in a two-for-one (2-for-1) exchange. This transaction will increase the total number of outstanding shares of Common Stock from 5,000,000 to 10,000,000.

Item 5.     Interest in Securities of the Company.

      (a) Mr. Mu is the beneficial owner of an aggregate of 5,399,818 shares of Common Stock, representing approximately 21.60% of the total issued and outstanding shares of Common Stock.

      (b) Mr. Mu has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 5,399,818 shares of Common Stock beneficially owned by him individually.

      (c) Other than the acquisition of the shares as reported in this Schedule 13D, Mr. Mu has not effected any transactions in the Common Stock of the Company in the past 60 days.

      (d) To the knowledge of Mr. Mu, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      In connection with the transactions contemplated by the Share Exchange Agreement, the Company, Simon Mu, and Huntleigh Investment Fund Limited ("Huntleigh"), executed and delivered a Stock Purchase Agreement. Pursuant to the terms of the Stock Purchase Agreement, Huntleigh agreed to purchase shares of Common Stock of the Company in the principal amount of $2,000,000. The Company has authorized the issuance and sale of such number of shares of its Common Stock at a purchase price per share equal to the average closing sale price for the 10 trading days prior to the issuance of the stock certificate(s) evidencing the purchase of such shares A copy of the Stock Purchase Agreement is attached to this Schedule 13D.

Item 7.     Materials to be Filed as Exhibits.

(1)   Share Exchange Agreement, dated September 24, 2004
(2)   Stock Purchase Agreement, dated September _____, 2004

                                                               Page 5 of 6 Pages


SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: October 18, 2004                  By:   /s/ Simon Mu
                                               --------------------------
                                         Name: Simon Mu

                                                               Page 6 of 6 Pages


                                  EXHIBIT INDEX

(1)   Share Exchange Agreement, dated September 24, 2004
(2)   Stock Purchase Agreement, dated September _____, 2004